Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copies of the disclosure letters that we filed on February 22, 2024 with the Philippine Stock Exchange, Inc., the Philippine Securities and Exchange Commission, and the Philippine Dealing & Exchange Corporation in connection with the update on the US class action filed against PLDT Inc. and several of its current and former directors and officers in the U.S. District Court for Central District of California.

February 22, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge-Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Mr. Antonino A. Nakpil

President and Chief Executive Officer

Gentlemen:

In relation to the Bloomberg Law article entitled “PLDT Reaches $3 Million Settlement in Expenditure Overrun Suit” dated February 21, 2024, we provide an update on the US class action filed against PLDT Inc. (“PLDT”) and several of its current and former directors and officers in the U.S. District Court for Central District of California (the “U.S. Class Action”).

On February 16, 2024, PLDT entered into a Stipulation of Settlement to resolve the U.S. Class Action. Under the proposed settlement, which is subject to approval by the Court following notice to the settlement class, the settlement class will receive payment of a settlement amount of $3,000,000. The proposed settlement agreement contains no admission of liability, fault or wrongdoing by any defendant. If approved by the Court, the settlement will resolve the U.S. Class Action in its entirety as against all defendants.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P.Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,392 As of January 31, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
February 22, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

We provide herewith an update on the US class action filed against PLDT Inc. and several of its current and former directors and officers in the U.S. District Court for Central District of California.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

February 22, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date : February 22, 2024